SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

to

Schedule 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Warrantech Corporation

(Name of the Issuer)

Warrantech Corporation

H.I.G. Capital Partners III, L.P.

H.I.G. Wtech, Inc.

H.I.G. Wtech Partners II, Inc.

WT Acquisition Holdings, LLC

WT Acquisition Corp.

H.I.G. Capital, LLC

Joel San Antonio

William Tweed

(Names of Person(s) Filing Statement)

Common Stock, $0.007 par value

(Title of Class of Securities)

934648304

(CUSIP Number of Class of Securities)

Warrantech Corporation 2200 Highway 121, Suite 100 Bedford, Texas 76021 Attention: Joel San Antonio Tel: (800) 544-9510	H.I.G. Capital, LLC 1001 Brickell Bay Drive, 27th Flr. Miami, Florida 33131 Attention: Bret Wiener Tel: (305) 379-7322
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

James Rieger Tannenbaum Helpern Syracuse & Hirschtritt LLP 900 Third Avenue New York, New York 10022-4775 Tel: (212) 508-6728	Brooks Gruemmer McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606-5096 Tel: (312) 372-2000

This statement is filed in connection with (check the appropriate box):

a.             The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934. ☒

b.	The filing of a registration statement under the Securities Act of 1933. ☐
c.	A tender offer. ☐
d.	None of the above. ☐

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Transaction Valuation*	Amount of Filing Fee**
$10,736,814	$2,147.37

_______________________

*

For purposes of calculating the filing fee only. Pursuant to the Agreement and Plan of Merger, dated as of June 7, 2006, as amended by Amendment No. 1 and Amendment No. 2 thereto (the “Merger Agreement”), among WT Acquisition Holdings, LLC (“Parent”), WT Acquisition Corp. (“Merger Sub”) and Warrantech Corporation (the “Company”), Merger Sub, a wholly-owned subsidiary of Parent, merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). The Company is now a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, each existing share of Common Stock of the Company, $0.007 par value per share (“Common Stock”), other than shares held by Parent or Merger Sub, treasury shares and dissenting shares, was cancelled in exchange for the right to receive $0.75 in cash, without interest (the “Merger Consideration”). In addition, all outstanding options for Common Stock were cancelled in exchange for the right to receive the Merger Consideration less the exercise price of such options. The total Transaction Valuation was calculated based upon (a) an estimated aggregate cash payment of $10,668,720 based on the proposed per share cash payment of $0.75 for outstanding shares of Common Stock and (b) an estimated aggregate cash payment of $68,094 to holders of outstanding options with an exercise price less than $0.75 per share.

**	The payment of the filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0002 multiplied by the total Transaction Valuation.
☒

Check the box if any part of the fee is offset as provided by Section 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,147.37

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Warrantech Corporation

Date Filed: December 1, 2006

Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the acquisition of the Company by Parent; (ii) passed on the merits or fairness of the acquisition or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No.4 (this “Final Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “Commission”) by the following persons (each a “filing person” and collectively, the “buying group”): (1) Warrantech Corporation, a Nevada corporation (the “Company”) and the issuer of the common stock, par value $0.007 per share (“Common Stock”) that is the subject of the 13e-3 transaction, (2) H.I.G. Capital Partners III, L.P., a Delaware limited partnership (“HIG Capital Partners”), (3) H.I.G. Wtech, Inc., a corporation organized under the laws of the Cayman Islands (“HIG Wtech”), (4) H.I.G. Wtech Partners II, Inc., a corporation organized under the laws of the Cayman Islands (“HIG Wtech Partners”), (5) WT Acquisition Holdings, LLC, a Delaware limited liability company (“Parent”), (6) WT Acquisition Corp., a Nevada corporation (“Merger Sub”), (7) H.I.G. Capital, LLC, a Delaware limited liability company (“HIG”), (8) Mr. Joel San Antonio, an individual (“San Antonio”), and (9) Mr. William Tweed, an individual (“Tweed”).

The purpose of this Final Amendment to the Schedule 13E-3 is to report the results of the 13E-3 transaction pursuant to Rule 13E-3(d)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 15.	ADDITIONAL INFORMATION

Item 1011 of Regulation M-A:

Item 15(b) is hereby amended and supplemented as follows:

(b)           OTHER MATERIAL INFORMATION. At a special meeting of the stockholders of the Company held on January 3, 2007 (the “Special Meeting”), at which a quorum was present, the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting approved and adopted the Agreement and Plan of Merger (as amended by Amendment No. 1 and Amendment No. 2 thereto, the “Merger Agreement”), among Parent, Merger Sub and the Company.

The merger of Merger Sub, a wholly-owned subsidiary of Parent, with and into the Company became effective on January 31, 2007 upon the filing of the Articles of Merger with the Secretary of State of the State of Nevada. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company, with the Company as the surviving corporation (the "Merger"). The Company is now a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, each existing share of Common Stock, other than shares held by Parent or Merger Sub, treasury shares and dissenting shares, was cancelled in exchange for the right to receive $0.75 in cash, without interest (the “Merger Consideration”). In addition, all outstanding options for Common Stock were cancelled in exchange for the right to receive the Merger Consideration less the exercise price of such options.

On January 31, 2007, the Company filed a Form 15 with the Commission terminating the registration of the Common Stock under the Exchange Act. The Over-The-Counter Bulletin Board removed the Common Stock from the Over-The-Counter Bulletin Board on February 1, 2007.

Item 16.	EXHIBITS

Item 1016 of Regulation M-A:

Item 16 is hereby amended and supplemented by the addition of the following exhibit thereto:

(a)(6)	Letter to Stockholders dated December 20, 2006, filed with the Commission on December 21, 2006 (incorporated herein by reference).
(a)(7)	Press Release dated January 31, 2007.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARRANTECH CORPORATION

By:	/s/ Joel San Antonio

Name: Joel San Antonio

Title:	Chief Executive Officer and President

H.I.G. CAPITAL PARTNERS III, L.P.

By:	H.I.G. ADVISORS III, LLC, its general partner

By:	H.I.G. GP-II, INC., its manager

By:	/s/ Sami W. Mnaymneh

Name: Sami W. Mnaymneh

Title:	Co-President

H.I.G. WTECH, INC.

By:	/s/ Sami W. Mnaymneh

Name: Sami W. Mnaymneh

Title:	Co-President

H.I.G. WTECH PARTNERS II, INC.

By:	/s/ Sami W. Mnaymneh

Name: Sami W. Mnaymneh

Title:	Co-President

WT ACQUISITION HOLDINGS, LLC

By:	/s/ Douglas Berman

Name: Douglas Berman

Title:	President

WT ACQUISITION CORP.

By:	/s/ Douglas Berman

Name: Douglas Berman

Title:	President

H.I.G. CAPITAL, LLC

By:	H.I.G. GP-II, INC., its manager

By:	/s/ Sami W. Mnaymneh

Name: Sami W. Mnaymneh

Title:	Co-President

/s/ Joel San Antonio

Joel San Antonio

/s/ William Tweed

William Tweed

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Definitive Proxy Statement filed with the Commission on December 1, 2006 (incorporated herein by reference).
(a)(2)	Form of Proxy Card, filed with the Commission along with the Proxy Statement.
(a)(3)	Letter to Stockholders, filed with the Commission along with the Proxy Statement.
(a)(4)	Notice of Special Meeting of Stockholders, filed with the Commission along with the Proxy Statement.
(a)(5)	Press Release dated June 7, 2006 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Company on June 8, 2006).
(a)(6)	Letter to Stockholders dated December 20, 2006, filed with the Commission on December 21, 2006 (incorporated herein by reference).
(a)(7)	Press Release dated January 31, 2007.
(c)(1)	Opinion of Imperial Capital, LLC (attached as Exhibit B to the Proxy Statement).
(c)(2)	Draft Fairness Opinion and Valuation Analysis of Imperial Capital LLC.
(d)(1)	Agreement and Plan of Merger, dated as of June 7, 2006, among Parent, Merger Sub and the Company (attached as Exhibit A to the Proxy Statement).
(d)(2)	Stockholder Voting and Option Agreement, dated as of June 7, 2006, by and among Parent, Merger Sub and Joel San Antonio.
(d)(3)	Stockholder Voting and Option Agreement, dated as of June 7, 2006, by and among Parent, Merger Sub and William Tweed.
(d)(4)	Amendment No. 1 to Agreement and Plan of Merger dated as of October 7, 2006, among Parent, Merger Sub and the Company (attached as Exhibit A to the Proxy Statement).
(d)(5)	Amendment No. 2 to Agreement and Plan of Merger dated as of November 28, 2006, among Parent, Merger Sub and the Company (attached as Exhibit A to the Proxy Statement).
(f)	Chapter 92A of the Nevada Revised Statutes (attached as Exhibit C to the Proxy Statement).
(g)	None.